UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

SILGAN HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

Delaware	001-41459	06-1269834
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4 Landmark Square
Stamford, Connecticut 06901
(Address of principal executive offices)

Frank W. Hogan, III Executive Vice President, General Counsel and Secretary (203) 975-7110
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

Silgan Holdings Inc. (which may be referenced as “Silgan,” “it,” “we,” “us” or “our”) manufactures rigid packaging for consumer goods products. In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, we conducted a reasonable country of origin inquiry (“RCOI”) to assess whether “conflict minerals” (in the form of tin, tantalum, tungsten and gold) necessary to the functionality or production of products we manufactured or contracted to manufacture in 2022 originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

A copy of the Conflict Minerals Report for the calendar year ended December 31, 2022 is filed as Exhibit 1.01 hereto and is also publicly available on our internet website at www.silganholdings.com/investor-information/financials-and-sec-filings/sec-filings.

Item 1.02.	Exhibit

The Conflict Minerals Report for the calendar year ended December 31, 2022 is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01.	Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date:	May 31, 2023	By:	/s/ Frank W. Hogan, III
		Name:	Frank W. Hogan, III
		Title:	Executive Vice President, General Counsel and Secretary

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